SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2023

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 27, 2023 “DEALINGS IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 27, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

DEALINGS IN SECURITIES

Shareholders of DRDGOLD (“Shareholders”) are advised that in terms of the equity settled long-term incentive scheme (“LTI Scheme”), as approved by Shareholders on 2 December 2019, qualifying employees (“Participants”) are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded) (“Awards”).

Awards vest 3 years after grant date, subject to the rules of the LTI Scheme, including certain performance conditions being met. Vested Awards are settled in the form of DRDGOLD ordinary shares (“DRDGOLD Shares”) at a zero-exercise price.

DRDGOLD hereby advises Shareholders of the off-market vesting of the Awards made in October 2020 to directors and prescribed officers of DRDGOLD and its major subsidiaries on 22 October 2023 (“Vesting”), the deemed value of which is based on the closing price of a DRDGOLD Share on the business day immediately preceding the date of Vesting, being R18.31 on 20 October 2023.

Furthermore, various Participants have elected to dispose of all or a portion of the vested DRDGOLD Shares (“Relevant DRDGOLD Shares”). Accordingly, in order to facilitate the disposal of the Relevant DRDGOLD Shares, a pooled sale arrangement has been put in place in terms of which the aggregate of the Relevant DRDGOLD Shares are being disposed of, by an independent third party, through various on-market trades (“Sales”).

The details of the Vesting and Sales (to date) are set out below:
Vesting

	Company Name	Number of conditional shares Vested	Performance shares	Retention shares	Deemed value of vested conditional shares
Directors
Niël Pretorius	DRDGOLD	166,248	99,749	66,499	R3,044,000.88
Riaan Davel	DRDGOLD	80,460	48,276	32,184	R1,473,222.60
Henry Gouws	Ergo Mining Proprietary Limited (“Ergo”)	55,192	33,115	22,077	R1,010,565.52
Mark Burrell	Ergo	36,579	21,947	14,632	R669,761.49
Henriette Hooijer	Far West Gold Recoveries Proprietary Limited (“FWGR”)	31,208	18,725	12,483	R571,418.48
Kevin Kruger	FWGR	45,702	27,421	18,281	R836,803.62
Prescribed officer
Jaco Schoeman	DRDGOLD	80,460	48,276	32,184	R1,473,222.60

Sales

Date of Sale	Number of DRDGOLD Shares sold	Price per DRDGOLD Share	Total value of Sale
23 October 2023	102,286	Various different trades with the following price information: •volume weighted average price (“VWAP”) of R17.5364 •highest price of R17.85 •lowest price of R17.50	R1,793,728.21
24 October 2023	250,000	Various different trades with the following price information: •VWAP of R17.0184 •highest price of R17.36 •lowest price of R16.88	R4,254,600.00
25 October 2023	356,306	Various different trades with the following price information: •VWAP of R17.0880 •highest price of R17.15 •lowest price of R17.00	R6,088,556.93
26 October 2023	97,990	Various different trades with the following price information: •VWAP of R16.6582 •highest price of R16.85 •lowest price of R16.50	R1,632,337.02

The proceeds from the Sales (as set out above), have been apportioned to the various Participants based on the number of Relevant DRDGOLD Shares disposed of by such Participants. The apportionment of the proceeds of the Sales to directors and a prescribed officer of DRDGOLD and directors of DRDGOLD’s major subsidiaries are as set out below.

	Company Name	Number of DRDGOLD Shares sold	Total value of DRDGOLD Shares sold
Directors
Niël Pretorius	DRDGOLD	166,248	R2,838,032.15
Riaan Davel	DRDGOLD	80,460	R1,373,538.73
Henry Gouws	Ergo	55,192	R942,186.79
Mark Burrell	Ergo	36,579	R624,442.87
Henriette Hooijer	FWGR	31,208	R532,754.12
Kevin Kruger	FWGR	45,702	R780,182.29
Prescribed officer
Jaco Schoeman	DRDGOLD	80,460	R1,373,538.73

In compliance with paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance was obtained from the chairman of the board of directors of DRDGOLD. The nature and extent of the Participants’ interest in the abovementioned transactions is direct beneficial.

Johannesburg
27 October 2023

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